Weibo Corporation

7/F, Shuohuang Development Plaza

No. 6 Caihefang Road, Haidian District

Beijing 100080, China

September 9, 2016

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 28, 2015
Form 6-K filed August 9, 2016
File No. 001-36397

Dear Ms. Collins and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 26, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) and the Company’s Form 6-K furnished to the Commission on August 9, 2016. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 15 Consolidated Financial Statements

Non-recurring, page F-45

1.                                      We note your proposed revised disclosures in response to prior comment 4. Please confirm that you will further revise your disclosures to include quantitative information about the unobservable inputs used in the fair value measurements pursuant to ASC 820-10-50-2(bbb).

In response to the Staff’s comment, the Company confirms that it will further revise the disclosures (underlined) to include quantitative information about the unobservable inputs used in the fair value measurements in its future filings on Form 20-F:

“The Company measures certain financial assets, including the investments under cost method and equity method, at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined using income approach with unobservable inputs, such as the investee company’s historical financial results and assumptions about future growth rates, which require significant judgment to determine, and market approach based on market participants’ price quote for the investment.

As of December 31, 2014 and 2015, certain privately held investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $2.5 million, $2.5 million and $8.0 million for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 5 for further information). The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, which range from 22% to 30%.”

Form 6-K filed August 9, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

2.                                      We note your response to prior comment 5. Please explain why you only include a tax provision for amortization of intangible assets. Tell us how your non-GAAP income tax expense is commensurate with your non-GAAP measure of profitability. Also, please revise your future filings to clearly explain your tax adjustment. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully advises that the following items were adjusted to reach non-GAAP net income attributable to Weibo (shown in the same sequence as in the reconciliation table):

(a)         stock-based compensation;

(b)         amortization of intangible assets;

(c)          tax provision on amortization of intangible assets;

(d)         net gain on the sale of investments and impairment on investments, and dividend income; and

(e)          income/loss attributable to non-controlling interests.

The Company used effective tax method to calculate both GAAP and non-GAAP income tax provisions for China operation in interim periods. When estimating the effective tax rate for China operation, items such as investment impairment were excluded because of its unpredictability. The Company separately recognizes the income tax impact for those non-recurring items as noted below. For overseas operations (U.S., Hong Kong and Taiwan), the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these overseas locations and no income tax expense (benefit) was recognized for any of the three jurisdictions for the periods presented.

Items (a) and “dividend income” in item (d) were recorded for entities located in tax free jurisdictions, such as the Cayman Islands, and therefore these items had no impact on tax provision. For the “net gain on the sale of investments and impairment on investments” part in item (d), income tax effects were separately recognized outside the effective tax rate method. Full valuation allowance was provided for the deferred tax asset arising from the investment impairment as the Company does not expect it can be realized in the foreseeable future. Item (e) is presented below the income tax line in the statement of operations. Therefore, the Company only includes the tax provision for item (b) as the Staff noted. As explained above, the Company has considered income tax implications for all non-GAAP adjustments, and the non-GAAP income tax expense is commensurate with our non-GAAP measure of profitability.

In response to the Staff’s comment, the Company will clarify the above by moving the adjustment to tax provision after all other non-GAAP adjustments, and revising the description as “To adjust the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect” in future filings.

*        *        *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:        Charles Chao, Chairman of the Board, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP